Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

The following is a transcript of the analyst conference call held on April 28, 2011 relating to the proposed merger between Constellation Energy and Exelon Corporation.

C: Stacie Frank; Exelon Corp.; VP of IR

C: John Rowe; Exelon Corp.; Chairman, CEO

C: Mayo Shattuck; Constellation Energy Group, Inc.; Chairman, President & CEO

C: Chris Crane; Exelon Corp.; President & CEO

C: William von Hoene; Exelon Corp.; EVP Finance & Legal

P: Jonathan Arnold; Deutsche Bank; Analyst

P: James Dobson; Wunderlich Securities, Inc.; Analyst

P: Dan Eggers; Credit Suisse; Analyst

P: Steve Fleishman; BofA Merrill Lynch; Analyst

P: Jon Cohen; ISI Group; Analyst

P: Angie Storozynski; Macquarie Capital; Analyst

P: Brian Chin; Citigroup; Analyst

P: Paul Patterson; Glenrock Associates; Analyst

P: Travis Miller; Morningstar; Analyst

P: Michael Lapides; Goldman Sachs; Analyst

P: Ali Agha; SunTrust Robinson Humphrey; Analyst

P: Raymond Leung; Goldman Sachs; Analyst

P: Andy Levi; Caris & Co.; Analyst

P: Nathan Judge; Atlantic Equities; Analyst

P: Operator;

+++ presentation

Operator: Good morning. My name is Debbie, and I’ll be your conference operator today. At this time, I want to welcome everyone to the Exelon and Constellation merger announcement conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions.)

Thank you. Ms. Stacie Frank, please go ahead.

Stacie Frank: Thank you, Debbie, and good morning, everyone. Thank you for joining us today. Early this morning, Exelon and Constellation Energy announced their plans to merge. Our slides for today’s call have been posted to the investor section of both companies’ websites.

Our discussion today will include forward-looking statements and estimates that are subject to various risks and uncertainties. You should refer to information on Slides 1, 2, and 3 of today’s presentation, as well as information in Exelon’s and Constellation’s other SEC filings, for a discussion of factors that may cause results to differ from management’s projections, forecasts and expectations. This communication is not a solicitation of a proxy from any security holder of Exelon or Constellation.

Exelon intends to file with the SEC a registration statement that will include a joint proxy statement and prospectus and other relevant documents to be mailed to security holders of Exelon and Constellation in connection with the proposed merger.

We’ve scheduled 60 minutes for this morning’s call. Leading the discussion are John Rowe, Exelon Chairman and Chief Executive Officer; Mayo Shattuck, Constellation’s Chairman, President, and Chief Executive Officer; and Chris Crane, Exelon’s President and Chief Operating Officer. They will each give some opening remarks, and we will have time for Q&A at the end.

I’d now like to turn the call over to John Rowe, Exelon’s CEO.

John Rowe: Thank you, Stacie. I think you did the Safe Harbor even more elegantly this morning than you did it yesterday. And for myself, I’m pleased to be able to answer your questions today when I had to stick to the script yesterday.

I’m delighted that we have been able to put together a transaction with Constellation. As you all know, as I’ve reiterated so many times, you’re tired of hearing it, but if you want to be reminded of the quotes, they’re on Slide 5.

I have been absolutely rigid about what it takes for Exelon to try to do another deal. We wanted it to be accretive in earnings, cash flow, and value. We wanted it to hold our credit ratings. We wanted it to preserve our direction in the green way. We wanted it to be something we can actually accomplish. And we wanted it to add both scale and scope and something more. This transaction does all of the above.

It’s earnings and cash flow accretive for Exelon’s shareholders in the early years and provides Constellation’s shareholders with an upfront premium and dividend uplift. It uses our strong credit profile and operating cash flows to support continued growth across the business, especially Constellation’s customer-facing business.

The combination gives us the scale and scope we want, creates the premier competitive energy producer and supplier at both the wholesale and retail level. It’s not just about bigger; it’s about a sustainable platform for smarter growth.

It better matches our generation and load in key competitive markets. It enables us to enhance the value of our generation and reduces the collateral requirements of the combined companies more than either company could do with its own.

Our valuable nuclear fleet remain a core part of the business, but the combination diversifies the generation portfolio, both geographically and by fuel source. It maintains our focus on clean energy.

I’d like to just add that some of the newspapers have speculated that this would revitalize Constellation’s abandoned plans for a new nuclear unit. That is simply not the case. As I’ve said many times, Mayo has said, Chris has said, at today’s gas prices, you can’t build a new nuclear plant in a competitive marketplace.

We are doing all we can to maintain Exelon’s position and enhance Constellation’s leverage to a recovery in power markets. Many of you were concerned that we would try to buy an all-regulated company to diversify that risk. You made it clear to us that you were buying Exelon for its long-run upside. This deal preserves that long-term upside for both customers.

Slide 7 gives a snapshot of some of the key metrics of the companies on a standalone basis and combined pro forma. We have the largest merchant generating fleet in the US, which is a clear competitive advantage when coupled with the largest commercial and industrial competitive retail business.

Just to review the details of the transaction, which are on Slide 8, Constellation shareholders will receive 0.93 shares of Exelon for each share of Constellation. After closing, Exelon shareholders will own 78%, and Constellation shareholders will own 22% of the combined company. We expect to maintain Exelon’s existing dividend of $2.10 per share and to generate sufficient cash flow to support the incremental amount. We took that into account when we said it was cash flow accretive.

The corporate headquarters will remain in Chicago, Illinois, along with the headquarters of Commonwealth Edison Company. We will continue to have a strong employee presence in Maryland and Pennsylvania as well. Baltimore Gas and Electric will stay where it is. PECO Energy will stay where it is. But we will have other key operations in both Pennsylvania and Illinois.

Mayo Shattuck will be Executive Chairman of the Board of Directors after closing. Chris Crane, who has been my number two for the past several years, will become President and Chief Executive Officer with day-to-day responsibility for managing the combined companies. Both will sit on the Board, which will ultimately consist of 16 members, 12 designated by Exelon and four by Constellation. It is our plan to have each of the cities represented equally, or more or less equally, on the Board for the long run.

The Board will have 18 members through 2012 to accommodate two Exelon directors who will retire during the year.

After what will be 28 years running utilities, I’m going to put my briefcase in the closets and hang up my shingle, but I love this industry, I love this consolidation, and I’m going to be totally devoted to seeing that it gets done for the next eight or nine months. We believe the transaction can be executed. We expect to close in early 2012.

We have highlighted on Slide 9 the key ways that Exelon investors will benefit from this acquisition. As you know, first, last, and always, beginning, middle, and end, Exelon is about value, and this transaction is about value. The slide illustrates its accretion in earnings and cash flow. We will not do a deal that is not good for Exelon investors. Mayo would not do one that is not good for Constellation investors. This works for both of us. We have not traded away the upside in our merchant fleet, and we are adding more stability to earnings and cash flow.

I have always said more scale would be good. This acquisition builds our competitive retail strength and positions Exelon for future growth, from upstream gas to the downstream utilities. It adds to our nuclear fleet; it adds to our transmission and distribution operations; it adds to our natural gas business.

We like competitive markets; Constellation shares our fierce commitment to defending them. We see value in clean fleets; this transaction adds more clean generation to the mix. We are confident that we can execute this deal. Mayo will address that.

So just to conclude my comments here, Exelon is the culmination of everything I have been able to do in 27 years running utilities. Building Exelon has been my proudest achievement. I am delighted to be planning to leave it with a transaction that adds real value. I expect to stay invested in it for a long time. I am pleased to leave Exelon in the hands of Mayo Shattuck and Chris Crane. And I am absolutely certain that they will be able to run this Company without some of the conflicts that you may remember from the time when Exelon was created. This one’s going to work, and the Board’s going to see to it.

And with that, I’ll turn it over to Mayo.

Mayo Shattuck: Thank you, John, and I know I speak for Chris when we say we intend very much to make you proud of what’s been accomplished here. I welcome both John and Chris here in Baltimore as we broadcast here, and it’s a great treat, I think, for all of us to be joining the Exelon family.

I want to also add my welcome and appreciation to all of you for joining us on this exciting day for both companies. I want to start by first reviewing the benefits of this transaction to Constellation shareholders and to Maryland. I’ll then turn to the timeline for obtaining needed approvals and closing the transaction.

So if you would all turn to Slide 10, it outlines the key benefits to Constellation shareholders. The upfront value to our shareholders is unmistakable. The exchange ratio equates to an upfront premium of 18.1% based on the 30-day average closing prices of our two stocks. In addition, Constellation shareholders will receive the Exelon dividend per share of $2.10 beginning at closing, more than double the dividend Constellation shareholders earn today.

Longer term, we have enhanced the leverage we have to a power market recovery versus what we could achieve on a standalone basis, while improving our balance between the competitive and regulated businesses. As all of our shareholders know, Constellation has been pursuing a strategy to match the loads sold to our new energy business with physical generation. We began this by acquiring assets such as Boston Gen and Navasota, and this combination with Exelon significantly advances that strategy.

Exelon’s generating fleet is a natural fit to serve our expanding customer base, particularly in markets like PJM, MISO, and ERCOT. This will, as John mentioned earlier, also enable us to reduce consolidated collateral requirements considerably, lowering our costs and improving our profitability.

This transaction also supports continued strong, investment-grade credit metrics. Our combined balance sheet strength will support our customer-focused model with continued investments to grow our competitive businesses and expand the product offerings that we can deliver to our customers. The competitive parts of the combined business, including our retail and wholesale business and portfolio management organizations, will continue under the Constellation brand after the merger closes.

If you’d please turn to Slide 11, you can see that as part of this merger, we have put together a package that offers direct and tangible benefits to the State of Maryland, the City of Baltimore, and BGE customers. First, we are maintaining a significant employee and headquarters presence here in Baltimore. BGE and Constellation will continue to be headquartered in Baltimore, as will both companies’ renewable businesses. In addition, our agreement clearly states that for current BGE employees, there will be no involuntary merger-related job reductions for two years after the transaction closes.

Second, the transaction offers additional advantages for Maryland’s economy and energy infrastructure through investments in electric vehicle infrastructure development, energy efficiency and renewables development. We will also maintain our current charitable giving levels for at least 10 years following the merger.

Third, BGE customers will see direct benefits of this transaction. We will provide a $100 one-time rate credit to each BGE residential customer for a total of more than $110 million, and we will make contributions to BGE’s low-income assistance program. From an operational standpoint, our utility customers will also see benefits as we share best practices across our three utilities to improve safety, reliability, and customer service.

We have put a lot of thought into how to structure this transaction so that it is good for our shareholders and meets the needs and requirements of Maryland and our customers. In all, the value of this package exceeds $250 million. We look forward to working with key stakeholders in Maryland and to bringing these benefits to BGE customers and the State once the transaction is approved.

With that, let me turn to the next slide, Slide 12, which shows our high-level timeframe for closing the merger early in the first quarter of 2012. We plan to make all the necessary state and federal regulatory filings within the next few weeks and expect to be in a position for shareholders to approve the transaction in the third quarter, subject to SEC review of our proxy materials.

From a market power standpoint, we have modeled this and believe we will be required to divest approximately 2,600 megawatts within PJM. This is a modest portion of our combined expected 2012 generation. We have put a plan together that we believe will adequately respond to the requirements, which we hope to get approved by FERC and DOJ near the end of this year. We will not divest the plants until after the merger closes.

We have other required regulatory approvals in addition to FERC and Maryland, which we also begin pursuing in the next few weeks. Our teams are working together to ensure appropriate outreach and discussions in all of the key areas.

I’m looking forward to bringing these two great companies together, and I’m confident that we’ve got a deal that makes financial sense today and positions us to continue to be a leading integrated energy company in our sector going forward. I’m also particularly pleased that Chris Crane, who I’ve known for many years, will have day-to-day responsibility of the combined Company as its CEO.

Now I’d like to turn the call over to Chris to discuss the combined Company profile and provide pro forma financial highlights.

Chris Crane: Thank you, Mayo, and good morning. I’ll start on Slide 13, which shows the scale that we’ll achieve across the value chain as a combined enterprise and its geographic diversification with our fleet competitive wholesale and retail businesses.

Upstream, we will have the natural gas exploration and production investments of Constellation, with 34 gigawatts of largely clean generation capacity under ownership. Combining our fleet will enable both companies to benefit from enhanced operational performance, a broad geographic reach, and provide further opportunities to take advantage of economies of scale and operations in the supply chain.

Downstream, we will have over 7,300 circuit miles of transmission infrastructure to deliver power to 6.6 million electric and gas customers in three major metropolitan areas. We will deliver retail and wholesale load directly to customers through our wholesale and retail market organizations. We’ve shown expected 2011 gas sales at the top right-hand side of Slide 13 and see additional opportunities beyond our already booked electric sales as we move through the year.

By matching the low-cost clean generation of Exelon Generation with Constellation’s customer-focused operations, we will achieve clear financial and operational benefits. First, it will enhance our wholesale margins, it will reduce our margining requirements and counterparty credit risk and associated liquidity needs, and it will more directly link the generation capacity of our combined companies with our customer load obligations, which we can use to enhance product offerings and offer long-term contracts to customers.

That takes us to Slide 14, which will show the 2011 load generation in our markets. We will maintain a core position in PJM, where both Exelon and Constellation have a significant footprint and customer base. But the transaction will also give us room to grow in a number of other markets, and we can do so by using the expertise we have from our existing leadership positions in these businesses.

Beyond the geographical benefits for the fleet, the combination will benefit from the incremental fuel diversification as well. As you can see on Slide 15, bringing these two companies together is a great match from a fuel source perspective. Both of us have longstanding commitments to clean energy. After our expected divestitures to address the regulatory requirements, about 89% of our combined portfolio will come from clean sources of energy, including nuclear, natural gas, hydro, wind, solar, and biomass.

As EPA moves forward with its environmental regulations on hazardous air pollutants and mercury emissions, our plants will be advantaged because they are either non-emitting or, in most cases, have already invested the necessary environmental controls. Combining the two generating fleets also adds to our load-serving capability across the dispatch stack, from base load nuclear to peaking oil units in key markets.

Beyond our competitive business, this merger creates an opportunity in regulated business as well. On Slide 16, we have a snapshot of our utility footprint. Exelon and Constellation both have expertise in running large, urban utilities. We will build upon that and use the best practices from all three companies.

Between ComEd, PECO, BGE, we’ll have a combined transmission and electrical gas distribution rate base of over $18 billion. We will invest more than $2 billion per year in capital improvements to maintain and improve the reliability of the infrastructure.

Let me go to and review the financials, beginning on Slide 17. We project earnings and free cash flow accretion in the first full year after taking into consideration for the expected effects of purchase accounting. A portion of the earnings and cash flow uplift comes from the synergies, which we expect to achieve $200 million in the first year, growing to $260 million per year after 2013. Most of this will come from corporate consolidations, integration of the two trading platforms, and the reduction of liquidity requirements.

Based on our review to date, we expect to reduce the consolidated, unregulated, and corporate credit facilities by $3 billion to $4 billion. We will retain the strong credit profile and investment-grade rating as a combined Company that’s critical to effectively operate a capitally intensive business like our across all points in the commodity cycle.

Our projected credit metrics are above the 30% to 35% FFO to debt that we target, excluding the utilities. This is true in 2012, and we expect to expense significant portions of the cost to achieve in that period.

Another key financial benefit to the transaction is the balanced contribution of both regulated and competitive businesses. We are retaining a significant contribution to earnings from the unregulated business, while adding regulated assets from the three utilities.

Slide 18 shows the breakdown in 2010 EBITDA from each company and what it will look like in the combined basis. As power markets recover, we would expect that, all things equal, that the competitive portion will grow more quickly than the regulated earnings stream.

Before I turn to questions, I want to reiterate a few points that John and Mayo made earlier. The merger creates the largest competitive energy provider in the United States, it results in immediate financial benefits to both Exelon and Constellation shareholders, and increases our presence across the value chain. We will create value by pairing our industry-leading generation and retail-wholesale platforms and remain focused on building in the competitive markets.

The combined Company provides our investors with significant leverage to power market recoveries, maintains a strong regulated earnings and cash flow profile, and gives us a strong platform to grow in the future. We’re excited about the future of the Company, and we’re committed to deliver the value we’ve talked about with you today. We look forward to seeing you and discussing the transaction over the next few weeks and months, and we appreciate your support as we look on building on our leadership in the sector.

With that, we’ll open it up for questions.

+++ q-and-a

Operator: (Operator Instructions.) Jonathan Arnold, Deutsche Bank.

Jonathan Arnold: Congratulations. I have a number of questions. Let me start with what is your assumption on timing for exiting the coal plants, and how does that assumption meld into what you’re saying about accretion in ’12? You’re assuming you’re out of them by ’13, essentially?

John Rowe: Chris?

Chris Crane: We will start the process, but we don’t anticipate transacting a divestiture until after closure. So it would be in the ’12 timeframe, and would hope to have completion by ’13.

Jonathan Arnold: Okay. And Chris, just to clarify, I think I heard you just say you’re expecting $200 million of your synergies in the first year and $260 million after ’13. So when you say the first year, you mean ’12 and $260 million from ’13, or is ’13 the first year?

Chris Crane: No, it’s ’12 is the first year for the $200 million, and then moving on in ’13 and beyond to $260 million.

Jonathan Arnold: So $260 million is the ’13 target?

Chris Crane: Right.

Jonathan Arnold: And does that include any — what kind of things are in there? Does it include any kind of revenue enhancement assumptions around margins, et cetera, or is that more just cost?

Chris Crane: There are costs and costs of margining requirements. We’ll continue to model the combined platform looking for revenue synergies.

Jonathan Arnold: So there’s no revenue synergy assumption in that number?

Chris Crane: No.

Jonathan Arnold: Okay. And you mentioned purchase accounting. Can you give us a sense of what your initial view of what the purchase accounting impact on your statements around accretion are? Is it a positive or a negative?

Chris Crane: It is negative within the first year, and I think it’s taken care of there. It’s not significant. Now, that is going to move around right after the point that we close, so that’s the current view, and we don’t see that significantly changing. But we’ll nail that on the last day before closure.

John Rowe: But we think that even with purchase accounting, this is accretive in 2013.

Jonathan Arnold: Okay. I’ll let someone else go. Thank you for the time.

Operator: James Dobson, Wunderlich Securities.

James Dobson: John and Mayo, I was wondering if you could talk a little bit about the potential revenue synergies, and maybe it’s even better put to Chris Crane. But just give us an idea of what we could be looking at there.

John Rowe: I think it’s better Chris or Mayo than me.

Chris Crane: We’re going to continue to work on that. We think that putting our generation to the Constellation retail organization’s methods, we’ll be able to improve our margins. But that’s still work to be done.

Mayo Shattuck: I might just add to that, that the combined balance sheet gives us enormous strength, but it also will reduce the absolute amount of credit support that we have built in on the Constellation side into every transaction. So there’s a benefit from reduced collateral support. There’s going to be a benefit, really, on growth, and that will apply across our customer relationships as it relates to both commodity and other products, particularly those areas where we might need to use a little balance sheet.

And so I think that what we hope to do over the course of the next nine months is really start quantifying and modeling what those opportunities might be. But clearly, one great opportunity in the combination of these two companies is to deal with customers across the country in a more comprehensive way, with a more comprehensive product offering. And we believe customers are headed in the direction of wanting more bundled products and the use of others’ balance sheet as they pursue efficiency projects and things like that.

James Dobson: That’s great. And Mayo, while I’ve got you, maybe talk a little bit more about Maryland. Obviously, the history there, particularly for your company, has been a challenged one, and I appreciate that you guys are putting forth a lot of upfront benefits to prove the benefits to Maryland. But maybe just talk about your outlook for the approval process there and what may be some of the hurdles.

Mayo Shattuck: James, we’re optimistic about Maryland, and I think the reason falls into several buckets. The first is that we have had now a sitting commission for five years. They’ve seen a lot of cases. They’ve seen a merger case with FE and Allegheny. I think, across the board, we have felt that they have dealt with these cases to the letter of the law. They have come to constructive rulings. I think the processes have been managed well. And recall that six years ago, the status of that commission was less stable. And so watching five years’ worth of rulings is really helpful to all of us.

We’re also dealing with an environment that is substantially different. And fortunately, yesterday we announced to our BGE customers that their customer bills would be going down another 11% next year because of the recent auctions. Their commodity costs are now down 24% from the top. So the environment that we’re working in is considerably more constructive on behalf of our customers.

And then lastly, I just mentioned that clearly, by constructing a package of the sort that we’ve put together that clearly benefits BGE customers with a rate rebate of some significance, considerably greater on a per capita basis than in their last merger case, as well as significant investments in a lot of the areas where the stakeholders in Maryland care about — they care about renewables. I know the administration wants to be aggressive on that front. They care about efficiency projects. They care about electric vehicle infrastructure. Obviously, importantly, backing some of our low-income type programs.

So the combination of these things is meant to respond to five years’ worth of observations here. And I think that what we’ve done is, hopefully, going to be well received.

James Dobson: That’s great. And then the last question, just on the EDF minority stake, Mayo and Chris. There have been some rumors that EDF is cleaning house and maybe wants to sell that. I assume market power and the DOJ would prevent the combined Company from reacquiring that. But please confirm that and then just what your thoughts are, having a minority owner.

Chris Crane: We’ve evaluated the JV, and it, we think, is very sound, and this transaction is not about making any changes there. So we just foresee continuing the JV as it is.

James Dobson: Great. Thank you very much. Congratulations.

Operator: Dan Eggers, Credit Suisse.

Dan Eggers: I guess the first question, can you talk a little bit more about the thought process for identifying the rest of the management team and business heads as you bring the new Company together?

John Rowe: Again, that’s better Chris than me.

Chris Crane: Sure. I think the first step, we need to sit down and just make sure that I understand the structure that we want to use in the combined Company. We’ll look within a quarter, the first quarter of announcing, to make sure that we’ve got the top leadership team assigned. And then, as the regulatory process goes on and we gain the confidence of the closure date, we’ll pace our final organization design and appointments from that.

Dan Eggers: And then I guess this puts Constellation’s retail business in an interesting place, with more generation than load to sell. Does this create an opportunity where you guys can even grow the retail business further or more aggressively than has been laid out so far because of the excess length, or do you think you need to maintain some of that excess length on the physical side of PJM, given a more robust market for (inaudible) requirements, auctions, and other ways of selling power?

John Rowe: Each of us would have our own particular slant on that question, but we’d all come out with yes. In my opinion, we do better in our wholesale business that we already have when we enter into a little longer contracts than we go spot. I think growing the retail business can increase your margins a little bit more. And so I think this is a place where our generation and their retail presence is clearly a value add that neither of us has alone. But Mayo and Chris both ought to comment on that, because we all get to yes, but we probably emphasize a little different aspect of it.

Mayo Shattuck: I’ll comment on that quickly. We, for years, focused on the commercial and industrial sector, and there’s real margin in serving that customer base. There’s obviously risk in taking on the load, which I feel like we’ve managed well. But I think the same is true on the residential side, ultimately. So as we see the higher levels of switching rates amongst, in some of our territories — Maryland, for instance, has gone to 20%, Pennsylvania’s gone close to 30%, we’re seeing the beginning of that S-curve in New Jersey, potentially in Illinois — it’s going to become more important for the generators to have this front-end arm in order to seize the margin.

And I think, as John and Chris and I have talked over the last several months, it just became eminently clear that the marriage was perfect, because the front end is there to seize that margin. And as the market keeps transitioning — obviously, commercial and industrial customers across the country in the competitive market have had choice now for some time — that as that progression continues, you’re going to want to be a participant in all ends of the value chain. You’re going to want that customer-facing business.

Chris Crane: I’d agree with what both John and Mayo said. It’s tough, and it takes a long time to build the infrastructure for a successful retail organization, and we think it’s a significant benefit to Exelon to merge into this existing structure to accelerate what we had in our plans. But this really accelerates, and we will aggressively continue to do so.

Dan Eggers: And one last question, a follow-on to yesterday’s earnings call. With the Constellation business in the retail there, does that change any of your thought process about how you hedge on Exelon generation in the ’13 and ’14 timeframe relative to what you were saying yesterday?

John Rowe: Once we close, I see the retail marketing channel as a way of enhancing the value of our hedging practice. And I don’t see it working a fundamental change in terms of the ratable strategy. Chris?

Chris Crane: No, we will still maintain our SPA [Strategic Policy Alignment]process that creates the predictability on cash flows. So we’ll have a ratable hedging program. If it’s in wholesale or retail, that’s how the book will end up being divided, and we’ll have some picture that will continue to show that. But I don’t see us changing from what we’ve described on our open gross margins in our spot process going forward.

Dan Eggers: Okay. Thank you, guys.

Operator: Steve Fleishman, Bank of America.

Steve Fleishman: First, John, congratulations. We’ll miss your witty comments. I knew you’d always own Boston Gen again one day, too. On somewhat of the same topic that was just discussed, if you think about this transaction versus other things that you might have looked at or potentially done, is this really driven because you fully believe in the match-up of the generation and the competitive supply, and that’s what made this happen versus other things that you might have done?

John Rowe: There’s no one factor. That’s a factor, and it’s important. We think putting Constellation’s customer-focused retail business with our generation business adds value. But we, of course, also like expanding our nuclear generation business. And we like running large urban utilities. All three of those are important. I would put a wraparound factor on it all. We think long-run value lies in being greener and cleaner. This makes a preeminent greener and cleaner company. We think there’s growth, both in the retail side and in our wind company and some of the work Mayo’s done on solar, and we want to have a presence marketing those things. So the only real answer is all of the above.

Mayo Shattuck: And I’d add to that that I think, particularly from our side but I think also from the other, that more diversification amongst the regulated territories is nice. And sometimes these environments fluctuate in terms of their receptivity to rate cases and so forth. So I think that’s a plus for us.

But with respect to the competitive business, there’s no doubt that each of us coveted what the other had. And we’ve been trying to add generation. It’s hard. I think we’ve been successful at it, but this allows us to leap to the end game with respect to the balance. And I very much think that over the last couple of years, as Exelon has developed their interest on the retail side, that buying the largest platform in the industry and consolidating their efforts into that really makes a tremendous amount of sense.

Steve Fleishman: Great. One other just quick question. I just wanted to confirm that Illinois and Pennsylvania do not need any process or approval.

Chris Crane: That is correct.

Steve Fleishman: Okay. Thank you.

Operator: Jon Cohen, ISI.

Jon Cohen: Congratulations, guys. The deal makes a lot of sense. A question on your page 14. It looks like a lot of your generation length is in PJM. I would imagine most of that would be in NI-Hub. Is that correct? And my question is, if you were to look at the headroom now between the current — sorry, what’s that?

John Rowe: With the merger, it’s spread more equally.

Jon Cohen: Right. But your ability to serve load, I guess, comes mainly from NI-Hub, incrementally?

Mayo Shattuck: There is a larger base in NI-Hub.

Jon Cohen: And if you were to look at the headroom or differential now between the current retail rates in Chicago and Illinois and where the current forward curve is, how much upside is there, there? How easy is it for competitive suppliers to win load in Chicago and Illinois?

Chris Crane: On the commercial-industrial, it’s a fairly established market, and we think that that will continue to be the case. Constellation has been with their retail organization going into the market now at the mass level, and we’ll continue to watch that as they test the market. From having the generation concentration in Illinois, our trading organization will be able to work with taking basis risk and assigning load in other areas, or generation to other areas. They’ll be able to use the instruments. It won’t be just locked up into Illinois.

Jon Cohen: Okay. And if you had to purchase assets now to fill in the gaps, what sort of assets would they be? Would it be load-following capability in some of these markets?

Chris Crane: Yes. We’d have to look at market to market and what the sales profile looks like. We would be looking at in some areas, maybe peaking assets. In other areas, we may be looking at base load. But it’s a lot of around gas more than anything else, I would anticipate, would be being added to the profile.

That said, we still have a wind business we’re growing. We’ve got a couple hundred megawatts under development in that area. But those would be strictly tied to long-term PPAs in the development.

Jon Cohen: Okay, thanks, and just one last question. Have you had informal discussions with the rating agencies? And the 35% FFO to debt that you mentioned, what does that look like if you go out the curve? Does that improve materially or stay stable?

Chris Crane: We have engaged the agencies, and they’ll come out and speak, I think, today or tomorrow. But we do see those profiles improving. You get through cost to achieve, and they continue to get stronger — stronger to the point that gives us quite a bit of room for more investments. So we’ll continue to balance our acquisition of new assets or development of assets or other large projects around maintaining that proper strong range. But on the pro forma, they do improve year over year.

Jon Cohen: Okay, thanks a lot, and congratulations again.

Operator: Angie Storozynski, Macquarie Capital.

Angie Storozynski: Thank you very much. Two questions, the first one about the joint venture that Constellation has with EDF and any plans, for instance, regarding maybe an attempt to acquire the other current stake that EDF holds in Constellation’s nuclear plants.

John Rowe: We have no such plans. Chris addressed that earlier. This transaction stands on its own, and we would have no wish to complicate it with another overlapping thing at the same time.

Angie Storozynski: Okay. Now, about the merchant power business and retail business. Going forward, do you plan to report your merchant earnings as one, meaning lump both generation and retail earnings?

Chris Crane: We’ll have to decide the reporting requirements. We’ll be working on that over the next couple of months on will they be standalone or be a combined Genco reporting. There’s pros and cons on both sides, but we’ll work that out in the next couple of months.

Angie Storozynski: Okay, thank you very much. Congratulations.

Operator: Brian Chin, Citigroup.

Brian Chin: Both companies disclose fairly long-duration guidance, out a few years. Do you intend to keep doing that while the deal is being worked on, or is there going to be a change in how you give guidance?

John Rowe: Exelon does not give long-term earnings guidance.

Chris Crane: We would foresee in the future, as we combine, to stick with our current Exelon guidance of within the next year.

Brian Chin: Perhaps I misspoke. I meant longer-term gross margins, for example, terawatt-hour assumptions in the forecast period. Would that be maintained?

Chris Crane: Yes, we would. We would do that. The three-year ratable open gross margin type information would be continued.

John Rowe: Several of you have complimented Stacie on the thoroughness of her disclosures. We would like to keep her bathed in flattery.

Brian Chin: And Constellation, I would assume, would be the same, then?

Mayo Shattuck: Obviously, as one entity, we’ll go with what the new strategy is. I would say that we have had similar reporting mechanisms with respect to our hedging profile. And frankly, the strategies behind it have really not been that different. We have taken what we refer to as a bull-bear approach, and we disclose what the ratable hedging is.

On the retail business, we, of course, that side of the business, we’re hedging as we complete a transaction. So on a daily basis, we’re actually trying to go flat against the retail business. But on the generation side, we give you the profile, and we’ll continue doing that until we’re one Company, in which we’ll do it again.

Chris Crane: And it will look the same as it does now.

Mayo Shattuck: Yes.

Brian Chin: Thank you very much.

Operator: Paul Patterson, Glenrock Associates.

Paul Patterson: I wanted to ask about who’s in charge. Is it Mayo or is it Chris?

Mayo Shattuck: I can answer that easily. Chris is in charge. He’s the CEO, and I’m going to help him in any way that I can, and I’ll have a particular interest in helping Chris with the development of these competitive businesses.

Paul Patterson: Okay, great. And then, just to follow up on Angie’s question, with respect to Constellation’s accounting, which is a little different than what you guys use at Exelon, how are you planning on looking at things like non-cash revenue recognition, mark-to-market accounting kind of stuff? Is that going to be done the way you guys have been doing it at Exelon, or are you thinking of doing it — with the retail business and everything — more the way Constellation’s doing it?

Chris Crane: It’s early. We have to sit down, and in the integration process, we’ll look at best practices. Who we are, we’re wed to a lot of the things that we do already, but we’re going to be very open to look at if there are other best practices to incorporate.

Paul Patterson: Okay. Thanks so much.

Operator: Travis Miller, Morningstar.

Travis Miller: Within those synergy numbers that you gave, the $200 million in 2012 and the $260 million going forward from 2013, can you quantify or give us an idea of how much is embedded in there for those collateral liquidity benefits? And what would be other cost savings, perhaps SG&A or so forth?

Chris Crane: They go across a couple of areas. One is just the redundancy on some corporate center type activities. The other is just the savings of combining the two trading platforms into one. And the third is around multiple different buckets, where the liquidity requirements come into that. I don’t know if we’re coming out firm and giving an actual dollar amount, but it’s like one-third, one-third, one-third, in an approximation of that savings.

Travis Miller: Right, that was very helpful. Thanks.

Operator: Michael Lapides, Goldman Sachs.

Michael Lapides: Hey, guys. Just congratulations, but much appreciated. My question’s been asked and answered.

Operator: Ali Agha, SunTrust.

Ali Agha: Chris, going back to your point. The cost savings that you’ve identified, the buckets, it looks like all of those should be savings that accrue to the shareholders, or are there assumptions that you will need to share some of those on the regulatory side as you go through the approval process?

Chris Crane: We have. There’s some portion of those that will cascade down into the utilities, and over the rate-making process, we think, would get absorbed at the utility base. But we think it’s less than one-third of that is in that bucket.

John Rowe: We have included in our value analysis for the deal the costs of the proposal we have made in Maryland to provide public benefits.

Ali Agha: Right, that $110 million that you’ve highlighted there.

John Rowe: It’s actually almost double that.

Chris Crane: $250 million.

Ali Agha: $250 million. Okay. But on a going-forward basis, if I heard you correctly, you assume about two-thirds or thereabouts you keep, and about one-third ultimately go to the customers?

Chris Crane: We’re confident that at the beginning, the savings that we find at the beginning, eventually one-third of that will go to the customers. In the out years, we’ll continue to create the savings that will get us to that long-run $260 million.

Ali Agha: I see. And the divestiture that you’ve identified, any initial read? Are you very comfortable? Is there some studies done that that takes care of any market power issues, or you could expect any feedback towards initially from FERC or anybody else on that?

John Rowe: We don’t have feedback yet, but our FERC and antitrust lawyers believe that the proposed divestiture that’s in the press release would be consistent with FERC and DOJ practice. So we think that works there. As you can see from this morning’s statements from the Mayor of Baltimore and the Governor, they’re keeping their options open to negotiate. But I would say that both reactions in public were friendly.

Ali Agha: Okay. And last question. Obviously, it will take a few months to get this deal done. But when you look at the combined platform, once everything is all said and done, is the ideal mix that you will think of, because the mix doesn’t really change between regulated and unregulated, or John, in the past, as you’ve said, does it make sense to add a little more regulated? Is that still going to be a question, or does this put to bed any such questions going forward?

John Rowe: It’s all about value. Right now, we’re totally focused on getting this transaction done and keeping both companies running as well as they are. Exelon reaffirmed its commitments to giving you a good, standalone year for ’11 yesterday. Mayo’s working very hard on Constellation. We’re working very hard on getting this transaction done. I hope Chris has 10 or a dozen years running this Company, but I’ll be a little surprised if he gets to some ideal mix, even in that time.

Ali Agha: Got it. Thank you.

Operator: Raymond Leung, Goldman Sachs.

Raymond Leung: Congrats also. A couple of questions about the corporate legal structure, if I may. I think in one of the slides you indicated that Constellation was going to become a sub of Genco. What’s the thought process of combining those two longer term over what’s the hindrance from maybe possibly doing that? And then can we talk a little bit about the utility BG&E is currently ring-fenced? Would you expect that structure to remain in place, and does it become a first line sub of Exelon Corporation? Thanks.

Chris Crane: The structure — we’ll continue to evaluate that as far as the reporting of the Constellation into the Genco. There’s already obligations that are set, and we wouldn’t want to try to unwind those obligations. We always go back and look at our legal structure to see if there’s anything to make more efficient, but we find that this is the most efficient model to come in with upfront.

As far as the utilities go, they all have been ring-fenced at different levels. We would not anticipate any change in that at all.

Raymond Leung: Okay. And just lastly, in longer term, though, Constellation probably won’t be a debt-issuing entity? It will be done all out of Exelon Gen? Is that —

Chris Crane: Right. Right now I would anticipate that that is the case. We need to continue to look through how to optimize that, but I would anticipate, in the long term, that’s where you would see the debt issuance at.

Raymond Leung: Great. Thank you, guys.

Operator: Andy Levi, Caris & Company.

Andy Levi: Congratulations on your deal — exciting news. Just a couple of very, very quick questions. The 5% accretion number that you talk about — is that off of 2012 Exelon earnings power or ’13? Just trying to get some clarification on it.

John Rowe: It’s a ’13 number.

Andy Levi: Okay, so, obviously, you didn’t give guidance for ’13, but if we have an assumption for ’13, we should just assume 5% accretion on that number?

John Rowe: That’s the idea.

Andy Levi: Okay, cool. Second, New York State approval — what is entailed in that? What are they going to be looking at, and what type of process is it in New York State?

Chris Crane: The test in New York, I believe, is in the consumers’ interest and the protection of the consumer. Bill von Hoene and Darrell, anything else you want to say on that?

William von Hoene: No, I think we don’t expect it to be an extensive approval process in New York, given the amount of generation that we have there. So we believe it will be a straightforward process.

Chris Crane: Past precedence would say a strong balance sheet, no risk to the consumer, that the process is predictable.

Andy Levi: Right, okay. So basically, they’ll focus on the nuclear plants like they did with Entergy, but as you know, the Entergy was more a balance sheet issue. Is that kind of what —

John Rowe: Exactly.

Andy Levi: Right, okay, good.

John Rowe: It’s not “kind of what,” it’s exactly right.

Andy Levi: Got it, okay. And the last thing is, is there any type of change of control provision for the officers of Constellation?

Mayo Shattuck: No, we have no change of control agreements, and we have no employment contracts.

Andy Levi: Great. Thank you very, very much.

Stacie Frank: Debbie, we’ll take one final question, please.

Operator: Nathan Judge, Atlantic Equities.

Nathan Judge: I just wanted to ask, is there a breakup clause, some type of breakup fee?

John Rowe: Yes. I think it’s about $200 million.

Chris Crane: At a glance, there’s a two-sided one that’s 200/800, and it’s scaled on the size of the companies.

Nathan Judge: I’m sorry, I missed that. So $800 million for Exelon and $200 million for Constellation?

Mayo Shattuck: Right. $800 million for Exelon, $200 million for Constellation.

Nathan Judge: And is there any clause related to if there is an unfavorable ruling by the commission or Department of Justice for market power or anything like that?

Chris Crane: Sure. There’s clauses that protect us if the regulators don’t approve or if the concessions are significantly material, that could potentially trigger without harm.

Nathan Judge: Very well. Thank you much.

Mayo Shattuck: Thank you all very much for joining us. You’ll hear from us independently for several months, and then eventually together. So we’ll look forward to that moment. Thank you all.

Operator: This concludes today’s conference call. You may now disconnect.